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                            BHA GROUP HOLDINGS, INC.

                                 CODE OF CONDUCT


GENERAL STATEMENT OF PHILOSOPHY
-------------------------------
This Code of Conduct is a statement by BHA Group Holdings, Inc. of the manner in which it intends to conduct business. It sets forth standards of conduct applicable to the actions of each director, officer and employee (each an "Affiliate" and collectively, "Affiliates") of the Company and its subsidiaries. Within this Code, the term "Company" includes BHA Group Holdings, Inc. and all of its subsidiaries.

It is the policy of the Company to comply with all applicable laws and to compete vigorously and fairly and conduct business with honesty, truthfulness and integrity.

This Code contains basic guidelines for situations in which ethical issues may arise. You should refer to separate Company policies for additional details where applicable. You should talk with your manager or other appropriate supervisor when in doubt about the best course of action in a particular situation. In addition, if you become aware of a violation of the Code, you should report it in accordance with the procedures set forth below.

The Company reserves the right to modify this Code, at its sole discretion. The Company is responsible for updating the standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within its industry, its own business practices and the prevailing ethical standards of the community in which it operates. While the Company's Corporate Counsel and Audit Committee (each an "OVERSIGHT OFFICER") will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each Affiliate to comply with this Code.

I.      POLICIES AND PRACTICES
        ----------------------
        A.    CONFLICTS OF INTEREST
              No Affiliate may directly or indirectly participate in or authorize any transaction or arrangement that raises questions of possible conflicts of interest between the interests of the Company and the interests of the Affiliate. The Company expects that no Affiliate will knowingly place himself or herself in a position that would have the appearance of being in conflict with the interests of the Company. Following are examples of areas of potential conflicts of interest and the related Company policy:

              GIFTS AND ENTERTAINMENT - No Affiliate or any member of his or her family may directly or indirectly seek, accept or retain gifts or special favors from any person or company doing business with the Company which exceed common courtesies usually associated with accepted business practices. Cash or cash equivalents should not be accepted. This prohibition is not


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              intended to preclude acceptance of ordinary and reasonable business entertainment that is not intended to influence the Affiliate's obligations to the Company; for example, meals or sporting, social or cultural events or participation in corporate promotional events. Employees should communicate all such entertainment to their manager (in advance, if practical).

              OUTSIDE ACTIVITIES - No employee may engage in "free-lance" or "moon-lighting" activities that materially conflict with the time or attention that the employee is expected to dedicate to the person's duties or that adversely affects the person's quality of work or competes with the Company's business. Individuals may not use Company time or facilities for such non-work activities.

              INTERESTS IN OTHER BUSINESSES - Unless approved in advance by an executive, neither the Affiliate nor his or her spouse, domestic partner or other member of the Affiliate's immediate family may directly or indirectly have a financial interest in a competitor, or in a customer or supplier (other than ownership of any security through a mutual fund or of any interest not in excess of 1% of any class of securities listed on a national securities exchange or traded in an established over-the-counter securities market). No Affiliate or his or her spouse, domestic partner or other member of the Affiliate's immediate family may serve as a director, officer or employee of, or consultant to, or otherwise operate, a competitor, customer or supplier without the prior approval of an executive who, where appropriate, will confer with counsel to the Company.

              USE OF COMPANY PROPERTY AND INFORMATION - The use of Company assets, including proprietary information, facilities or services, for any unlawful, improper or unauthorized purpose is strictly prohibited. Any person found to be engaging in, or attempting, any theft of any Company property, including documents, equipment, intellectual property or personal property of other persons will be subject to immediate dismissal and possible criminal charges. All individuals have a responsibility to report any theft or attempted theft to Company management.

              Individuals must protect all proprietary information and trade secrets in the same way as all other important Company assets. Individuals must hold in strict confidence all trade secret information, including information relating to pricing, products or services in development, or prospective acquisitions or sales. Individuals must exercise reasonable care and prudence in dealing with such information to avoid inadvertent disclosure. Individuals must use this information only as required to perform his or her duties to the Company. All files and records relating to such information are property of the Company and may be removed from Company premises only when necessary for the performance of the person's duties and under reasonable precautions to avoid disclosure.


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              TRADEMARKS AND COPYRIGHTS - No person may negotiate or enter into any agreement regarding Company's trademarks (words, slogans, symbols or logos used to identify the Company as a source for goods or services) without first consulting the Legal Department. In addition, all employees must respect the trademark rights of other parties. Any proposed name, slogan or logo for a Company product or service must be presented to the Legal Department for clearance prior to adoption and use. Any use of a trademark of another company (vendor, customer, affiliate) always requires clearance from the Legal Department.

              Individuals must avoid the unauthorized use of copyrighted materials of others and should confer with the Legal Department if there are any questions regarding the permissibility of photocopying, excerpting, electronically copying or distributing copyrighted materials. Not all information that is accessible for copying or downloading from the Internet is necessarily available for copying or distributing.

              The Company is legally entitled to all rights in ideas, inventions and works of authorship relating to its business that are made by employees during and within the scope of their employment with the Company or using Company resources. As a condition of employment, employees are required to promptly disclose all such ideas or developments to their manager, and to execute all necessary documentation to transfer such ideas and developments to the Company.

       B.     SECURITIES LAWS
              INSIDER TRADING AND TIPPING - Affiliates are prohibited from illegally trading in the Company's stock (including trading within a 401(k) account or exercise of options) when in possession of material non-public information.

              "Material non-public information" includes any information not previously publicly announced or reported that would influence a reasonable investor to buy or sell Company stock. The following are examples of information that could be deemed material: information on the Company's earnings; significant gains or losses of business; a proposed acquisition of another company by the Company or other merger or acquisition transaction involving the Company; or a change in the dividend on the Company's common stock. When in doubt, information obtained as an employee of the Company should be presumed to be material and not public.

              In addition, Affiliates are prohibited from communicating such material non-public information to other persons (sometimes referred to as "tipping"). Officers and directors of the Company are also prohibited from trading in Company stock during any period in which participants in the Company's retirement plans could not engage in a similar type of transaction.


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              Employees who have questions pertaining to the sale or purchase of a security under circumstances that might involve material non-public information or limited trading periods should consult with the Chief Financial Officer. Where appropriate, the Chief Financial Officer will consult with Company legal counsel and may refer individuals to their personal attorneys.

              SECTION 16 REPORTING REQUIREMENTS - Directors, certain officers and persons who beneficially own 10% or more of the Company's stock must also comply with the reporting requirements and liability provisions of Section 16 of the Securities Exchange Act of 1934. Such persons should pre-clear all trades in Company stock with the Chief Financial Officer.

              DISCLOSURE POLICY - The Company is committed to providing full, fair, accurate, timely and understandable information to the investment community and will comply with all legal and regulatory requirements applicable to the Company's securities including the disclosure in any reports filed with the Securities and Exchange Commission. The Company will designate certain individuals from time to time as Designated Spokespersons authorized to communicate to the investment community about material Company developments. The Designated Spokespersons are currently the President and the Senior Vice President/Chief Financial Officer. In the absence of the Designated Spokespersons, the Executive Vice President/Chief Operating Officer and the Vice President/Treasurer are secondary spokespersons. Individuals who are not Designated Spokespersons must refer all inquiries from the financial community, shareholders and media to the Designated Spokespersons.

              Designated Spokespersons and those certain employees who are authorized to communicate with the investment community are subject to the Company's separate Disclosure Policy, which is incorporated by reference into this Code.

       C.     ANTITRUST LAWS
              The federal government, most state governments, the European Economic Community and many foreign governments have enacted antitrust or "competition" laws. These laws prohibit "restraints of trade", which is certain conduct involving competitors, customers or suppliers in the marketplace. Their purpose is to ensure that markets for goods and services operate competitively and efficiently, so that customers enjoy the benefit of open competition among their suppliers, and sellers similarly benefit from competition among their purchasers. In the United States and some other jurisdictions, violations of the antitrust laws can lead to substantial civil liability - triple the actual economic damages to a plaintiff. Moreover, violations of the antitrust laws are often treated as criminal acts that can result in felony convictions of both corporations and individuals.


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              Strict compliance with antitrust and competition laws around the world is essential. These laws are very complex. Some types of conduct are always illegal under the antitrust laws of the United States and many other countries. Individuals must be alert to avoid even the appearance of such conduct. It is illegal to agree or collude with competitors to:

              o raise, lower, maintain, stabilize or otherwise fix prices, discounts, allowances, credit terms or any other price elements;
              o fix the price at which merchandise or services will be purchased from suppliers or resold by customers;
              o    limit or control production or sales;
              o allocate customers or divide markets or marketing territories; or
              o    boycott suppliers or customers.

              Other activities are not absolutely illegal, but will be legal in some market situations and illegal in others. Some of these types of conduct involve agreements with third parties such as competitors, customers, suppliers, licensees or licensors. Others involve unilateral actions. This type of conduct may include the following:

              o "Predatory" pricing, or pricing below some level of cost, with the effect of driving at least some competition from the market;
              o Exclusive dealing arrangements that require customers or licensees not to deal in the goods or services of the Company's competitor;
              o Reciprocal purchase agreements that condition the purchase of a product on the seller's agreement to buy products from the other party;
              o "Tying" arrangements, in which a seller conditions its agreement to sell a product or service that the buyer wants on the buyer's agreement to purchase a second product that the buyer would prefer not to buy or to buy elsewhere on better terms;
              o "Bundling" or market share discounts in which the final price depends on the customer's purchase of multiple products or on allocating a specified percentage of its total purchases to the Company's products;
              o "Price discrimination," or selling to different purchasers of the Company's products at different prices or on other different economic terms of the purchase, or offering different promotional allowances or services in connection with the customer's resale of the products, without complying with the specific exceptions permitted under the law; and

              Because of the complexities of antitrust and competition laws, Affiliates should contact the Legal Department if there are questions concerning a specific situation.

       D.     INTERNATIONAL OPERATIONS
              Laws and customs vary throughout the world, but all individuals must uphold the integrity of the Company in other nations as diligently as they would do so in the United States. When conducting business in other

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              countries, it is imperative that employees be sensitive to foreign legal requirements and United States laws that apply to foreign operations, including the Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act generally makes it unlawful to give anything of value to foreign government officials, foreign political parties, party officials, or candidates for public office for the purposes of obtaining, or retaining, business for the Company. Employees should contact the Legal Department if they have any questions concerning a specific situation.

       E.     BRIBERY, KICKBACK AND FRAUD
              No funds or assets of the Company shall be paid, loaned or otherwise disbursed as bribes, "kickbacks", or other payments designed to influence or compromise the conduct of the recipient, including, without limitation, domestic and foreign government officials; and no person shall accept any funds or other assets (including those provided as preferential treatment to the employee for fulfilling their responsibilities), for assisting in obtaining business or for securing special concessions from the Company.

              Individuals should conduct their business affairs in such a manner that the Company's reputation will not be impugned if the details of their dealings should become a matter of public discussion. Individuals must not engage in any activity, which degrades the reputation or integrity of the Company.

              To illustrate the strict ethical standard the Company expects every person to maintain, the following conduct is expressly prohibited:

              o Payment or receipt of money, gifts, loans or other favors which may tend to influence business decisions or compromise independent judgment;
              o Payment or receipt of rebates or "kickbacks" for obtaining business for or from the Company;
              o Payment of bribes to government officials to obtain favorable rulings; and
              o Any other activity that would similarly degrade the reputation or integrity of the Company.

              Any employee found to be receiving, accepting or condoning a bribe, kickback, other unlawful payment, or attempting to initiate such activities, or attempting or engaging in fraud will be subject to termination and possible criminal proceedings against them. All individuals have a responsibility to report any actual or attempted bribery, kickback or fraud to the Company.

       F.     SANCTIONS AND TRADE EMBARGOES
              The United States government uses economic sanctions and trade embargoes to further various foreign policy and national security objectives. Individuals must abide by all economic sanctions or trade embargoes that the United States has adopted, whether they apply to foreign countries, political organizations or particular foreign individuals and entities. Inquiries regarding whether a transaction on behalf of the Company complies with


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              applicable sanction and trade embargo programs should be referred to the Legal Department.

       G.     FINANCIAL AND ACCOUNTING INTEGRITY
              The Company has adopted a Code of Ethics for Individuals with Accounting and Financial Reporting Responsibility that sets forth individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders. Individuals with accounting and/or financial reporting responsibility are required to execute and agree to be bound by the Code of Ethics, which is incorporated by reference into this Code.

              The Company has adopted a Revenue Recognition Policy that sets forth guidelines to ensure that the Company's consolidated financial statements remain in compliance with Generally Accepted Accounting Standards. Individuals with accounting and/or financial reporting responsibility are required to comply with the guidelines set forth in the Revenue Recognition Policy, which is incorporated by reference into this Code.

              No individual may interfere with or seek to improperly influence, directly or indirectly, the auditing of the Company's financial records. Violation of these provisions shall result in disciplinary action, up to and including termination, and may also subject the violator to substantial civil and criminal liability.

              If any employee becomes aware of any questionable accounting, internal auditing controls or auditing matters, including violation of any Company policy regarding such matters, the employee has an obligation to report such information to the Company's Director of Internal Audit. The Company will not retaliate in any manner against any employee that reports in good faith such violations or irregularities. Any person who retaliates against a reporting employee will be subject to discipline, up to and including termination. To encourage prompt and candid reporting, employees may communicate such information anonymously. The Director of Internal Audit will report all such matters to the Audit Committee of the Board of Directors and will coordinate appropriate evaluation and investigation. All reported information will be treated as confidential, consistent with appropriate evaluation and investigation.

       H.     EMPLOYMENT POLICIES
              The Company is committed to fostering a work environment in which all individuals are treated with respect and dignity. Each person should be permitted to work in a business-like atmosphere that promotes equal employment opportunities and prohibits discriminatory practices, including harassment. Therefore, the Company expects that all relationships among persons in the workplace will be business-like and free of unlawful bias, prejudice and harassment. It is the Company's policy to ensure equal employment opportunity without discrimination or harassment on the basis of race, color, national origin, religion, sex, age, disability, or any other status


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              protected by law. The Company's Equal Opportunity Statement,
              Affirmative Action Statement, Drug Free Workplace Policy and Harassment Policy are contained in the employee handbook and are incorporated by reference into this Code.

              It is the Company's policy to comply with all applicable wage and hour laws and other statutes regulating the employer-employee relationship and the workplace environment.

              No Company employee may interfere with or retaliate against another employee who seeks to invoke his or her rights under the laws governing labor and employee relations. If any employee has any questions about the laws or Company policies governing labor and employee relation's matters, he or she should consult the Human Resources Department.

              The Company is committed to providing a safe workplace for all individuals. In addition, several laws and regulations impose responsibility on the Company to safeguard against safety and health hazards. For that reason, and to protect the safety of themselves and others, employees and other persons who are present at Company facilities are required to follow carefully all safety instructions and procedures that the Company adopts. Questions about possible health and safety hazards at any Company facility should be directed immediately to the employee's manager.

       I.     COMPUTER, E-MAIL AND INTERNET POLICIES
              Every individual is responsible for using the Company's communication system, including, without limitation, its E-mail system and the Internet (collectively, the "Communication System"), properly and in accordance with Company policies. The BHA Information Systems Acceptable Use Policy, BHA Audit Policy and BHA Acceptable Encryption Policy are contained in the employee handbook and are incorporated by reference into this Code. Any questions about these policies should be addressed to the Manager of Information Technology. Employees should be aware of, among other matters, the following:

              THE COMPUTER SYSTEM IS COMPANY PROPERTY - The computers that employees are provided or have access to for work and the E- mail system are the property of the Company and have been provided for use in conducting Company business. All communications and information transmitted by, received from, created or stored in its Computer System (whether through word processing programs, E-Mail, the Internet or otherwise) are Company records and property of the Company.

              NO EXPECTATION OF PRIVACY - The Company has the right, but not the duty, for any reason and without the permission of any employee, to monitor any and all of the aspects of its Computer System, including, without limitation, reviewing documents created and stored on its Computer System, deleting


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              any matter stored in its system, monitoring sites visited by employees on the Internet, monitoring chat and news groups, reviewing material downloaded or uploaded by users from the Internet, and reviewing E-Mail sent and received by users. Employees should not have an expectation of privacy in anything they create, store, send or receive on the Computer System.

              PROFESSIONAL USE OF COMPUTER SYSTEM REQUIRED - Employees are reminded to be courteous to other users of the system and always to conduct themselves in a professional manner. The Company's policies against discrimination and harassment (sexual or otherwise) apply fully to the Company's Computer System, and any violation of those policies is grounds for discipline up to and including discharge.

              OFFENSIVE AND INAPPROPRIATE MATERIAL OR ACTIVITIES - Company policies prohibit using the Company's Computer System to send or receive messages or files or to engage in activities that are in violation of Company policies or applicable laws.

       J.     DOCUMENT RETENTION
              The space available for the storage of Company documents, both on paper and electronic, is limited and expensive. Therefore, periodic discarding of documents is necessary. On the other hand, there are legal requirements that certain records be retained for specific periods of time. Before disposing of documents, employees should consult the applicable document retention guidelines. Employees who are unsure about the need to keep particular documents should consult with their manager, so that a judgment can be made as to the likelihood that the documents will be needed. Whenever it becomes apparent that documents of any type will be required in connection with a lawsuit or government investigation, all possibly relevant documents should be preserved, and ordinary disposal or alteration of documents pertaining to the subjects of the litigation or investigation should be immediately suspended. If an employee is uncertain whether documents under his or her control should be preserved because they might relate to a lawsuit or investigation, he or she should contact the Legal Department.

II.    COMMUNICATION AND ENFORCEMENT OF CODE OF CONDUCT
       -----------------------------------------------
       The policies contained in this Code will be communicated to all Affiliates, each of whom will be required to sign the attached Certificate of Compliance. New Affiliates will be required to do so at the date of their initial employment and periodically thereafter. Other Affiliates will be required to do so upon their receipt of this Code and at least periodically thereafter.

       As part of its commitment to ethical and legal conduct, the Company expects its employees to bring to the attention of an Oversight Officer information about suspected violations of this Code or of law by any Affiliate. The Corporate Counsel can be reached at 8800 E. 63rd Street, Kansas City, Missouri 64133, (816) 356-8400. The Audit Committee can be reached through the Director of Internal



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       Audit at 8800 E. 63rd Street, Kansas City, Missouri 64133, (816)
       356-8400. In order to encourage uninhibited communication of such matters, such communications will be treated confidentially to the fullest extent possible and no disciplinary or other retaliatory action will be taken against any Affiliate who acts in good faith in communicating such matters.

III.   EFFECTS OF FAILURE TO COMPLY WITH CODE
       --------------------------------------
       All individuals have a responsibility to understand and follow the Code and to perform their work with honesty and integrity in any areas not specifically addressed by the Code. The Corporate Counsel will investigate any reported violations. Any Affiliate whose conduct violates this Code will be subject to disciplinary action by the Company, including, in the Company's discretion, discharge and/or forfeiture of any benefits or rights (including contractual rights) which, under applicable law, are forfeitable upon a discharge for cause, and to the enforcement of such other remedies as the Company may have under applicable law.

       The Code reflects general principles to guide employees in making ethical decisions and cannot and is not intended to address every specific situation. The summaries of laws contained in this Code are brief and necessarily omit many subtleties and variations that exist in such laws, as well as other laws that may impose requirements upon the Company. Nothing in this Code prohibits or restricts the Company from taking any disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document.

IV.    WAIVER
       ------
       The Company's Corporate Counsel and its Audit Committee will administer this Code. Except as set forth in the next sentence, the Oversight Officer for all persons governed by this Code shall be the Corporate Counsel. The Oversight Officer for the Chief Executive Officer, Chief Financial Officer, Executive Vice President, Vice President - Treasurer, members of the board of directors (the "SENIOR OFFICERS") and the Corporate Counsel shall be the Audit Committee. The provisions of this Code may be waived for Senior Officers and Corporate Counsel by a resolution of the Audit Committee. The provisions of this Code may be waived for employees who are not Senior Officers or the Corporate Counsel by the Company's Corporate Counsel. Any waiver of this Code will be publicly disclosed if and as required by the NASDAQ stock market or applicable exchange rules in effect from time to time. Any change in or waiver of this Code will be publicly disclosed if and as required by the Securities Exchange Commission.

V.     CODE NOT A CONTRACT OF EMPLOYMENT
       ---------------------------------
       The Code is not intended to create any expressed or implied contract with any employee or third party, nor is it meant to limit the Company's rights to discipline or terminate employees for any acts or omissions, including those not set forth as part of this Code. THIS CODE OF CONDUCT IS NOT AN EMPLOYMENT CONTRACT AND DOES NOT CHANGE THE AT-WILL EMPLOYMENT


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       STATUS OF ANY EMPLOYEE OF THE COMPANY. However, compliance with its terms is a condition to continued employment.


Last Revised:  November 6, 2003


















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                            CERTIFICATE OF COMPLIANCE


         I hereby acknowledge that I have received the attached BHA Group Holdings, Inc. Code of Conduct and have read and understand it. I agree to abide by the terms of the Code of Conduct. I understand that any violation of the Code of Conduct will subject me to appropriate disciplinary action. I further understand and acknowledge that the Code of Conduct is not a contract of employment and does not alter my status as an at-will employee.



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                                                          (Date Signed)